Resort Savers, Inc.
1004 Commercial Ave., #509

Anacortes, WA 98221-4117
Phone: (360) 873-8866
admin@resortsavers.net
www.resortsavers.net

VIA EDGAR

July 16, 2013

Max Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Resort Savers, Inc.

            Amendment No. 1 to Registration Statement on Form S-1

            Filed: June 3, 2013

            File No. 333-187437

Dear Mr. Webb:

This letter is in response to your comment letter dated June 12, 2013, with regard to Amendment no. 1 to Registration Statement Form S-1 filing of Resort Savers, Inc., a Nevada corporation (“Resort Savers” or the "Company") filed on June 3, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.      The disclosures has been revised and updated accordingly.

2.      This disclosure has been added accordingly.

3.      The updated financial statements have been added and relevant sections have been updated.

Summary of Prospectus

4.      This section has been revised and updated accordingly.

5.      This section date has been updated accordingly.

Risk Factors, page 7

Risks Associated with Resort Savers, Inc., page 7

We possess minimal capital which may severely restrict our ability to develop, page 9

6.      A separate risk factor has been added.

Our officers and directors own 100% of the outstanding shares of our common stock, page 15

7.      This risk factor and applicable section has been revised accordingly.

Description of Business, page 21

Principal Products, Services, and Their Markets, page 22

8.      This section has been revises and updated accordingly.  A risk factor has been added.

9.      This section has been revised and updated accordingly.

10.  This section has been updated accordingly.

11.  This section has been revised and updated accordingly.

Talent Sources and Names of Principal Suppliers, page 23

12.  This section has been revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Plan of Operation

13.  This section had been revised and updated accordingly.

14.  This has been revised and explained accordingly.

15.  This section has been revised and updated accordingly.

16.  This section has been revised and updated accordingly.  We have removed discussion of “conventional mortgage financing” and indicated our directors and officers have means to contribute the “additional financing” if necessary.

Directors and Executive Officers

17.  This section has been updated accordingly.

Financial Statements and Selected Financial Data, page 25

18.  This disclosure has been updated accordingly.

Undertakings, page 51

19.  This section has been revised accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (admin@resortsavers.net).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Michelle LaCour

_____________________

Michelle LaCour, President